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November 22, 2010	Arthur B. Price T +1 617 951 7402
F +1 617 235 7341
arthur.price@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
Re:	RXi Pharmaceuticals Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010
Schedule 14A filed April 23, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010 Filed May 17, 2010
File No. 001-33958
Ladies and Gentlemen:
On behalf of RXi Pharmaceuticals Corporation (the “Company”), we wish to inform you that we will respond by December 15, 2010 to the Staff’s letter to the Company dated November 10, 2010.
Very truly yours,
/s/ Arthur B. Price
Arthur B. Price
cc:	Laura Crotty, SEC Noah D. Beerman, RXi Pharmaceuticals Corporation Amy Tata, RXi Pharmaceuticals Corporation Marc A. Rubenstein, Ropes & Gray LLP